Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	June 27, 2014	June 28, 2013	June 29, 2012
	(In millions, except ratios)
Earnings:
Income from continuing operations	$539.2	$461.9	$555.9
Plus: Income taxes	256.2	202.7	286.0
Fixed charges	100.7	116.1	119.2
Amortization of capitalized interest	0.1	0.1	0.1
Less: Interest capitalized during the period	(1.9)	(0.5)	—
Undistributed earnings in equity investments	—	—	—

	$894.3	$780.3	$961.2

Fixed Charges:
Interest expense	$93.6	$109.1	$113.2
Plus: Interest capitalized during the period	1.9	0.5	—
Interest portion of rental expense	5.2	6.5	6.0

	$100.7	$116.1	$119.2

Ratio of Earnings to Fixed Charges	8.88	6.72	8.06